================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934 AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                              PROXIMA CORPORATION
                           (Name of Subject Company)

                              BD ACQUISITION CORP.
                                    ASK ASA
                                   (Bidders)
                             ---------------------
                         COMMON STOCK, PAR VALUE $.001
                         (Title of Class of Securities)
                             ---------------------
                                   744287103
                     (CUSIP Number of Class of Securities)
                             ---------------------
                               OLE J. FREDRIKSEN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                    ASK ASA
                               K.G. MELDAHLSVEI 9
                               N-1602 FREDRIKSTAD
                                     NORWAY
                                (47 69) 34 0155
                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidder)
                             ---------------------
                                    COPY TO:

                              JOHN A. HEALY, ESQ.
                               ROGERS & WELLS LLP
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212)878-8000
                             ---------------------

                           CALCULATION OF FILING FEE

==================================================================================================================
                 TRANSACTION VALUATION*                                     AMOUNT OF FILING FEE
------------------------------------------------------------------------------------------------------------------
                     $83,915,923.00                                              $16,785.00
==================================================================================================================

* For purposes of calculating fee only. This amount assumes the purchase of (i) 7,175,445 outstanding shares of common stock of Proxima Corporation and (ii) 909,292 shares of common stock of Proxima Corporation which may be issued upon exercise of outstanding options (whose per option exercise price is less than $11.00), in each case at $11.00, in cash per share. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percentum of the value of shares to be purchased.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid:  Not applicable          Filing Party:  Not Applicable

  Form or Registration No.:  Not Applicable          Date Filed:  Not Applicable
================================================================================

CUSIP No. 744287103

                                 14D-1 AND 13D

-----------------------------------------------------------------------------------

     1.      Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons
             BD ACQUISITION CORP.

-----------------------------------------------------------------------------------
     2.      Check the Appropriate Box if a Member of a Group
                                                                             (a)[ ]
                                                                             (b)[ ]

-----------------------------------------------------------------------------------
     3.      SEC Use Only

-----------------------------------------------------------------------------------

     4.      Sources of Funds
             BK, AF

-----------------------------------------------------------------------------------
     5.      Check if Disclosure of Legal Proceedings is Required
             Pursuant to Items 2(e) or 2(f)
                                                                                [ ]

-----------------------------------------------------------------------------------

     6.      Citizenship or Place of Organization
             DELAWARE

-----------------------------------------------------------------------------------

     7.      Aggregate Amount Beneficially Owned by Each Reporting Person
             1,647,710
             (See the Offer to Purchase)

-----------------------------------------------------------------------------------
     8.      Check if the Aggregate Amount in Row 7 Excludes Certain
             Shares
                                                                                [ ]

-----------------------------------------------------------------------------------

     9.      Percent of Class Represented by Amount in Row 7
             19.15%

-----------------------------------------------------------------------------------

    10.      Type of Reporting Person
             CO

-----------------------------------------------------------------------------------

CUSIP No. 744287103

                                 14D-1 AND 13D

-----------------------------------------------------------------------------------

     1.      Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons
             ASK asa

-----------------------------------------------------------------------------------
     2.      Check the Appropriate Box if a Member of a Group
                                                                             (a)[ ]
                                                                             (b)[ ]

-----------------------------------------------------------------------------------
     3.      SEC Use Only

-----------------------------------------------------------------------------------

     4.      Sources of Funds
             BK, WC

-----------------------------------------------------------------------------------
     5.      Check if Disclosure of Legal Proceedings is Required
             Pursuant to Items 2(e) or 2(f)
                                                                                [ ]

-----------------------------------------------------------------------------------

     6.      Citizenship or Place of Organization
             KINGDOM OF NORWAY

-----------------------------------------------------------------------------------

     7.      Aggregate Amount Beneficially Owned by Each Reporting Person
             1,647,710
             (See the Offer to Purchase)

-----------------------------------------------------------------------------------
     8.      Check if the Aggregate Amount in Row 7 Excludes Certain
             Shares
                                                                                [ ]

-----------------------------------------------------------------------------------

     9.      Percent of Class Represented by Amount in Row 7
             19.15%

-----------------------------------------------------------------------------------

    10.      Type of Reporting Person
             CO

-----------------------------------------------------------------------------------

                                  TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by BD Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of ASK asa, a corporation organized under the laws of the Kingdom of Norway ("Parent"), to purchase all of the outstanding shares (the "Shares") of common stock, par value $.001 per share (the "Common Stock"), of Proxima Corporation, a Delaware corporation (the "Company"), at $11.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 13, 1998 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit
(a)(2) (which together constitute the "Offer").

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Proxima Corporation, a Delaware corporation, and the address of its principal executive offices is 9440 Carroll Park Drive, San Diego, California 92121-2298.

     (b) The class of securities to which this Statement relates is the Common Stock. The Company has represented that as of March 8, 1998 there were 7,175,445 shares of Common Stock, issued and outstanding and outstanding options to purchase an aggregate of 997,781 shares of Common Stock. The Company has indicated that, as of the date of this Statement, 909,292 of the options referred to above have a per option exercise price of less than $11.00

     (c) The information set forth in "Section 6--Price Range of the Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d), (g) This Statement is being filed by Parent and the Purchaser. The information set forth in "INTRODUCTION" and "Section 8--Certain Information Concerning the Purchaser and Parent" of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of the Purchaser and Parent and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I of the Offer to Purchase and incorporated herein by reference.

     (e)-(f) During the last five years neither the Purchaser or Parent, nor, to the best knowledge of the Purchaser and Parent, any of the persons listed in
Schedule I of the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)(1) Other than the transactions described in Item 3(b) below, none of the Purchaser, Parent, or, to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase, has entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

     (a)(2) Other than the transactions described in Item 3(b) below, none of the Purchaser, Parent, or, to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I of the Offer to

Purchase, has entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement, with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

     (b) The information set forth in the "INTRODUCTION," "Section 8--Certain Information Concerning Purchaser and Parent," "Section 10--Background of the Offer; Contacts with the Company" and "Section 11--Purpose of the Offer; Merger Agreements; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in "Section 9--Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in "INTRODUCTION," "Section 10--Background of the Offer; Contacts with the Company" and "Section 11--Purpose of the Offer; Merger Agreement; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in "Section 13--Effect of the Offer on the Market for the Shares; Inclusion in the Nasdaq National Market and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in "Section 8--Certain Information Concerning the Purchaser and Parent" and "Section 10--Background of the Offer; Contacts with the Company" and Section 11--Purpose of the Offer; Merger Agreement; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in "INTRODUCTION," "Section 9--Source and Amount of Funds." "Section 10--Background of the Offer; Contacts with the Company," "Section 11--Purpose of the Offer; Merger Agreement; Plans for the Company." and "Section 16--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Section 16--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in "Section 8--Certain Information Concerning the Purchaser and Parent" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between the Purchaser or Parent, or to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase, and the Company, or any of its executive officers, directors, controlling persons or subsidiaries.

     (b)-(c) The information set forth in the "INTRODUCTION," "Section 14--Certain Conditions of the Offer" and "Section 15--Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in "Section 13--Effect of the Offer on the Market for Shares; Inclusion in the Nasdaq National Market and Exchange Act Registration" and "Section 15--Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (e) The information set forth in "Section 15--Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is incorporated hereby by reference.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase dated March 13, 1998.

     (a)(2) Letter of Transmittal.

     (a)(3) Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their Clients.

     (a)(4) Letter to Clients.

     (a)(5) Notice of Guaranteed Delivery.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Press Release issued by Parent, dated March 9, 1998.

     (a)(8) Press Release issued by the Company, dated March 8, 1998.

     (a)(9) Form of Summary Advertisement, dated March 13, 1998.

     (a)(10) Financial Statements of Parent for the fiscal years ended December 31, 1997, 1996 and 1995.

     (b)(1) Commitment Letter, dated March 5, 1998, between Parent and Bankers Trust International PLC.

     (c)(1) Agreement and Plan of Merger, dated March 8, 1998, by and among Parent, the Purchaser and the Company.

     (c)(2) Stockholders Agreement, dated March 8, 1998, by and among Parent, the Purchaser and certain Stockholders of the Company.

     (c)(3) Option Agreement, dated March 8, 1998, by and among Parent, the Purchaser and the Company.

     (d)    None.

     (e)    Not applicable.

     (f)    None.

     (g) Complaint in Tisch v. Proxima Corporation, et al., Civil Action No. 16234NC, Court of Chancery in the State of Delaware.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          BD ACQUISITION CORP.

                                          By:   /s/ OLE J. FREDRIKSEN

                                            ------------------------------------
                                            Name: Ole J. Fredriksen
                                            Title:  President

Dated: March 13, 1998

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ASK asa

                                          By:   /s/ OLE J. FREDRIKSEN

                                            ------------------------------------
                                            Name: Ole J. Fredriksen
                                            Title:  President and Chief
                                                    Executive Officer

Dated: March 13, 1998

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                              EXHIBIT
-------                             -------
(a)(1)    Offer to Purchase dated March 13, 1998.
(a)(2)    Letter of Transmittal.
(a)(3)    Letter for use by Brokers, Dealers, Banks, Trust Companies
          and Nominees to their Clients.
(a)(4)    Letter to Clients.
(a)(5)    Notice of Guaranteed Delivery.
(a)(6)    Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9.
(a)(7)    Press Release issued by Parent, dated March 9, 1998.
(a)(8)    Press Release issued by the Company, dated March 8, 1998.
(a)(9)    Form of Summary Advertisement, dated March 13, 1998.
(a)(10)   Financial Statements of Parent for the fiscal years ended
          December 31, 1997, 1996 and 1995.
(b)(1)    Commitment Letter, dated March 5, 1998, between Parent and
          Bankers Trust International PLC.
(c)(1)    Agreement and Plan of Merger, dated March 8, 1998, by and
          among Parent, the Purchaser and the Company.
(c)(2)    Stockholder Agreement dated March 8, 1998 by and among
          Parent, the Purchaser and certain stockholders of the
          Company.
(c)(3)    Option Agreement dated March 8, 1998, by and among Parent, the Purchaser and the Company.
(d)       None.
(e)       Not applicable.
(f)       None.
(g)       Complaint in Tisch v. Proxima Corporation, et al., Civil
          Action No. 16234NC, Court of Chancery in the State of
          Delaware.